Filed by Integrys Energy Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed under Rule 14a-12 under the
Securities Exchange Act of 1934, as amended
Subject Company: Integrys Energy Group, Inc.
Commission File No.: 1-11337

On August 15, 2014, Integrys Energy Group, Inc. made the following presentation to its investors at a meeting in Kohler, Wisconsin hosted by Barclays:

Company Update – August 2014 integrys COMPANY PRESENTATION August 2014 TEG LISTED NYSE Connect With Us: @TEGinvestors on

Company Update – August 2014 Index integrys 3.Condensed Commentary on Forward-Looking Statements 4.Wisconsin Energy/Integrys Energy Group Transaction Overview 5.Wisconsin Energy/Integrys Energy Group Merger – State Regulatory Approvals 6.Wisconsin Energy/Integrys Energy Group Merger – Other Approvals 7.Integrys Energy Group – A Leading Midwest Energy Company 8.Integrys Energy Group Strategy 9.Pending Sale of Retail Marketing Business of Integrys Energy Services 10.Pending Sale of Upper Peninsula Power Company 11.Regulated Investment Growth Opportunities 12.Projected Average Rate Base 2013 – 2016 13.Supporting Data for Projected Average Rate Base 2013 – 2016 14.Electric Transmission Investment Overview – American Transmission Company (ATC) 15.DUKE American Transmission Co.™ 16.74 Consecutive Years of Dividends 17.Key Investment Highlights 18.Appendix 19.Regulated Operations Map 20.Solar Assets Map 21.Trillium CNG 22.Disclosure of Full Forward-Looking Statements 23.Additional Information and Where to Find It 24.Non-GAAP Financial Information

Company Update – August 2014 Condensed Commentary on Forward-Looking Statements In this presentation, we make statements concerning our expectations, beliefs, plans, objectives, goals, strategies, and future events or performance. These statements are “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are not guarantees of future results and conditions. Although we believe that these forward-looking statements and the underlying assumptions are reasonable, we cannot provide assurance that such statements will prove correct. Forward-looking statements involve a number of risks and uncertainties. Some risks and uncertainties that could cause actual results to differ materially from those expressed or implied in forward-looking statements include those described in Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2013, as may be amended or supplemented in Part II, Item 1A of our subsequently filed Quarterly Reports on Form 10-Q. Other risks and uncertainties are set forth in greater detail in the aforementioned filing with the United States Securities and Exchange Commission and in Slide 22 in the Appendix. You are encouraged to read and understand the disclaimers set forth in these filings. All forward-looking statements included in this presentation are based upon information presently available, and we, except to the extent required by the federal securities laws, undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Company Update – August 2014 Wisconsin Energy/Integrys Energy Group Transaction Overview Definitive agreement announced June 23, 2014. Wisconsin Energy (WEC) to purchase Integrys Energy Group (TEG) for $71.47 (based on June 20, 2014 closing prices). 74% equity, 26% cash: Fixed exchange ratio of 1.128 WEC shares per TEG share. $18.58 cash consideration for each TEG share. Approvals required: Wisconsin, Illinois, Michigan and Minnesota. FERC, Hart-Scott-Rodino, Federal Communications Commission. WEC and TEG shareholders. Expect to close in summer 2015.

Company Update – August 2014 Wisconsin Energy/Integrys Energy Group Merger – State Regulatory Approvals Date Filed Statutory Deadline for Regualtory Action (a) Expected Action Timing Standard Wisconsin 8/6/2014 First Quarter 2015 “Best interests” Illinois 8/6/2014 11 months “No adverse impact” Michigan 8/6/2014 180 days “No adverse impact” Minnesota (b) 8/6/2014 December 2014 – March 2015 (c) “Consistent with the public interest” (a) Statutory deadlines are from the date of filing. If a re-filing is required for incompleteness or other reason, the deadline would be reset. Illinois can extend three months for certain specific reasons. (b) Minnesota approval may not be required, but a notice and information filing has been made. (c) Full evidentiary hearing would require more time, if needed.

Company Update – August 2014 Wisconsin Energy/Integrys Energy Group Merger – Other Approvals Date Filed Statutory Deadline for Regualtory Action (a) Expected Action Timing Standard Hart Scott Rodino August 2014 30 days unless extended Federal Power Act August 2014 180 days, plus potential 180-day extension “Consistent with the public interest” Federal Communications Commission (“FCC”) August 2014 Securities and Exchange Commission (“SEC”) clearance of Form S-4 August 13, 2014 Comments generally provided within 30 days Wisconsin Energy Shareholder Approval Fourth quarter 2014 Integrys Energy Group Shareholder Approval Fourth quarter 2014 (a) Statutory deadlines are from the date of filing. If a re-filing is required for incompleteness or other reason, the deadline would be reset. Illinois can extend three months for certain specific reasons.

Company Update – August 2014 Integrys Energy Group, Inc. – A Leading Midwest Energy Company Regulated Operations Nonutility and Nonregulated Operations Electric Utility Natural Gas Utility Electric Transmission Investment Integrys Energy Services Holding Company and Other * Integrys Energy Group owned approximately 34% of American Transmission Company, LLC at December 31, 2013. ** Pending sale of Upper Peninsula Power Company expected to close in third quarter 2014. *** Pending sale of retail energy marketing business of Integrys Energy Services expected to close in fourth quarter 2014 or first quarter 2015. People creating a premier and growing energy company

Company Update – August 2014 Integrys Energy Group Strategy Provide customers with the best value in energy and related services Focus on operational excellence Maintain a diversified business portfolio to enhance earnings stream An operator of regulated, Midwestern utilities Generation (electric) and infrastructure (natural gas) investments drive rate base growth Equity ownership (34%) in the American Transmission Company Solar and renewable energy projects Compressed natural gas transportation fuel products and services

Company Update – August 2014 Pending Sale of Retail Marketing Business of Integrys Energy Services Retail Natural Gas and Electric Marketing Businesses Established on October 12, 1994 Employs approximately 280 people Retail energy services provider in 22 states and the District of Columbia Serves over 1.2 million residential and commercial/industrial customers Does not include energy asset business (solar business) 2013 Highlights: Delivered 21.3 million megawatt-hours of electricity (up 72% from 2011) and 183.6 BCF of natural gas (up 25% from 2011) Over $2.2 billion in revenue Highlights On July 30, 2014, Integrys Energy Group (NYSE: TEG) announced the divestiture of the retail marketing business of Integrys Energy Services, Inc. (TEGE) for $60 million (plus adjusted net working capital at time of close) in an all-cash transaction with Exelon. Key Terms Purchase Consideration 100% Cash Purchase Price (million) $60 Working Capital Assumption (million) $183 * Expected Close 4Q14 or 1Q15 Regulatory Approvals Needed Hart Scott Rodino, Federal Energy Regulatory Commission Shareholder Approval Needed None Transition Services Minimal * Approximate adjusted working capital at May 31, 2014.

Company Update – August 2014 Pending Sale of Upper Peninsula Power Company Pending Sale of Upper Peninsula Power Company (UPPCO) to Balfour Beatty Infrastructure Partners Stock purchase agreement signed: January 17, 2014 Anticipated closing: Third quarter 2014 Terms of transaction: Purchase price: $298.8 million (subject to post-closing adjustments) Expected net after-tax proceeds: $220 million One-time after-tax gain expected: $48 million or $0.60 per share Excludes UPPCO’s ATC investment (approximately $15 million) Includes transition service agreements with Integrys Business Support ranging from 18 to 30 months for such services as accounting and information technology Expected use of proceeds: reduce equity and debt financing for generation and infrastructure investment at other regulated utilities Regulatory approvals received: Settlement among parties approved by Michigan Public Service Commission on June 6, 2014 On July 8, 2014, the Public Service Commission of Wisconsin approved changes needed to facilitate the transfer of UPPCO’s ATC membership to Integrys Energy Group Regulatory approvals needed: Federal Energy Regulatory Commission – filed March 14, 2014 ● Balfour Beatty Infrastructure Partners Information www.bbip.com www.balfourbeatty.com (BBIP sponsor) Upper Peninsula Power Company Established in 1884 (acquired by Integrys Energy Group in 1998) Regulated electric utility Operates in 10 of the 15 counties in the Upper Peninsula of Michigan 118 employees Serves approximately 52,000 electric retail customers in 118 communities A firm peak demand was reached on August 20, 2013, with a system demand of 101 megawatts Electric property includes approximately 3,300 miles of electric distribution lines and 57 distribution substations and 50.8 megawatts of generating capacity (based on summer ratings) Rate base/ROE/equity layer $161 million/10.15%/56.74% excluding deferred taxes in rate base 2013 regulated utility income (excluding ATC earnings): $8.6 million

Company Update – August 2014 Regulated Investment Growth Opportunities Selected Major Project by Segment Regulated Electric Columbia environmental upgrade ($225 million) Fox Energy Center acquistion ($440 million) * Weston 3 environmental upgrade (ReACT™ $345 million) System Modernization and Reliability Project (SMRP $220 million) Potential opportunities to add generation capacity Potential expansion of SMRP Regulated Natural Gas Chicago pipeline infrastructure (AMRP $2.2 billion to $2.6 billion) Electric Transmission American Transmission Company ($3.0 billion to $3.6 billion) ** 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 *2013 equity earnings deferred for GAAP purposes ** Integrys would be responsible for up to 34% of this amount

Company Update – August 2014 Projected Average Rate Base 2013 – 2016 Billions $6.0 $5.0 $4.0 $3.0 $2.0 $1.0 $- 35% Growth 2013 2014 2015* 2016* Fox Energy Center Electric not yet approved/not in rates Electric approved not yet in rates Electric in rates Natural Gas not yet approved/not in rates Natural Gas approved not yet in rates Natural Gas in rates * Excludes Upper Peninsula Power Company As Presented on May 2, 2014 ‒ Not Updated

Company Update – August 2014 Supporting Data for Projected Average Rate Base 2013 – 2016 integrys (Dollars in Billions) 2013 2014 2015 * 2016 * Natural Gas in rates $2.5 $2.6 $2.6 $2.6 Natural Gas approved not yet in rates 0.2 0.4 0.6 Natural Gas not yet approved/not in rates 0.1 Electric in rates 1.8 2.4 2.2 2.2 Electric approved not yet in rates 0.1 0.3 Electric not yet approved/not in rates 0.1 Fox Energy Center 0.3 Total $4.6 $5.2 $5.3 $5.9 * Excludes Upper Peninsula Power Company As Presented on May 2, 2014 – Not Updated

Company Update – August 2014 Electric Transmission Investment Overview – American Transmission Company (ATC) integrys American Transmission Company LLC www.atcllc.com Meets electric needs of more than five million people in 72 counties in four states: Wisconsin, Michigan, Minnesota and Illinois $3.6 billion in total assets $3.0 to $3.6 billion over the next 10 years per plan announced October 2013 (excludes DUKE American Transmission Co.™ projects) http://www.atc10yearplan.com/wp-content/uploads/2013/10/TYA_2013_LO_spreads.pdf Authorized return on equity: 12.2% on 50% equity layer Rate design includes: Annual true-up mechanism Current return on construction work in progress Integrys Energy Group is a 34% equity owner Investment at March 31, 2014 $517.6 million gross $329.6 million net of deferred income taxes Ownership Integrys Energy Group, 34% Other Investor-owned Utilities, 54% Municipalities/Cooperatives, 12%

Company Update – August 2014 integrys DATC DUKE American Transmission Co.™ Projects outside current service area, such as DATC projects above (up to $4 billion for ATC’s share) are expected to provide additional growth. PATH 15 TRANSMISSION LINE Central California ZEPHYR POWER TRANSMISSION PROJECT Eastern Wyoming to California and southwestern US PROJECT 4 Northwestern Iowa to Central Illinois PROJECT 6 South Central Wisconsin to Central Illinois PROJECT 7 Wisconsin/Illinois Border PROJECT 2 Central Illinois to Western Indiana PROJECT 1 North South of Chicago PROJECT 3 Northeastern Illinois to Northwest Indiana PROJECT 5 East of Indianapolis to Central Ohio PROJECT 8 Cincinnati, OH PROJECT 1 South West of Indianapolis Midwest Portfolio http://www.datcllc.com

Company Update – August 2014 integrys 74 Consecutive Years of Dividends $0.00 $0.50 $1.00 $1.50 $2.00 $2.50 $3.00 1941 1943 1945 1947 1949 1951 1953 1955 1957 1959 1961 1963 1965 1967 1969 1971 1973 1975 1977 1979 1981 1983 1985 1987 1989 1991 1993 1995 1997 1999 2001 2003 2005 2007 2009 2011 2013 Chart has been adjusted for stock splits on June 22, 1964 and July 15, 1987.

Company Update – August 2014 integrys Execution of our business plan for the regulated utilities remains on track as we continue to make prudent infrastructure investments for approved projects Our 34% ownership in American Transmission Company continues to contribute to earnings 2014 guidance range for diluted EPS – adjusted on a consolidated basis of $3.33 to $3.47 Given our solid long-term business plan, our current dividend is sustainable Key Investment Highlights As Presented on August 7, 2014 – Not Updated

Appendix integrys

Company Update – August 2014 Regulated Operations Map integrys Michigan Gas Utilities Corporation Minnesota Energy Resources Corporation North Shore Gas Company The Peoples Gas Light and Coke Company Upper Peninsula Power Company Wisconsin Public Service Corporation NOTE: If regulatory approvals received, expect to close on sale of Upper Peninsula Power to Balfour Beatty Infrastructure Partners in 3Q14, which would eliminate the UPPCO operations shown above.

Company Update – August 2014 Solar Assets Map integrys Wholly Owned Solar Energy Assets Jointly Owned Solar Energy Assets Leased Solar Energy Assets

Company Update – August 2014 Trillium CNG                                                                                     integrys Acquired two companies, Pinnacle and Trillium, with established expertise (20 years) Business to Business Compressed Natural Gas solutions source Compressed natural gas fuel products and services to large fleet operators Provide refueling infrastructure and operations to public and private access stations Expanding Trillium CNG’s Reach Public Access Stations Existing Trillium Stations Trillium Stations opening First & Second Quarter 2014 Trillium Stations Opening Third Quarter 2014 – 2016 =350 Miles TrilliumCNGtm Making CNG Work for You 800-920-1166 www.TrilliumCNG.com

Company Update – August 2014 Disclosure of Full Forward-Looking Statements integrys In this presentation, we make statements concerning our expectations, beliefs, plans, objectives, goals, strategies, and future events or performance. These statements are "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are not guarantees of future results and conditions. Although we believe that these forward-looking statements and the underlying assumptions are reasonable, we cannot provide assurance that such statements will prove correct. Forward-looking statements involve a number of risks and uncertainties. Some risks and uncertainties that could cause actual results to differ materially from those expressed or implied in forward-looking statements include those described in Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2013, as may be amended or supplemented in Part II, Item 1A of our subsequently filed Quarterly Reports on Form 10-Q, and those identified below: The timing and resolution of rate cases and related negotiations, including recovery of deferred and current costs and the ability to earn a reasonable return on investment, and other regulatory decisions impacting our regulated businesses; Federal and state legislative and regulatory changes, including deregulation and restructuring of the electric and natural gas utility industries, financial reform, health care reform, energy efficiency mandates, reliability standards, pipeline integrity and safety standards, and changes in tax and other laws and regulations to which we and our subsidiaries are subject; The possibility that the proposed merger with Wisconsin Energy Corporation (Wisconsin Energy) does not close (including, but not limited to, due to the failure to satisfy the closing conditions), disruption from the proposed merger making it more difficult to maintain our business and operational relationships, and the risk that unexpected costs will be incurred during this process; The risk that we may not complete the sales of Integrys Energy Services and Upper Peninsula Power Company; The risk of terrorism or cyber security attacks, including the associated costs to protect our assets and respond to such events; The risk of failure to maintain the security of personally identifiable information, including the associated costs to notify affected persons and to mitigate their information security concerns; Federal and state legislative and regulatory changes relating to the environment, including climate change and other environmental regulations impacting generation facilities and renewable energy standards; Costs and effects of litigation and administrative proceedings, settlements, investigations, and claims; The ability to retain market-based rate authority; The effects, extent, and timing of competition or additional regulation in the markets in which our subsidiaries operate; Changes in credit ratings and interest rates caused by volatility in the financial markets and actions of rating agencies and their impact on our and our subsidiaries’ liquidity and financing efforts; The risk of financial loss, including increases in bad debt expense, associated with the inability of our and our subsidiaries’ counterparties, affiliates, and customers to meet their obligations; The effects of political developments, as well as changes in economic conditions and the related impact on customer energy use, customer growth, and our ability to adequately forecast energy use for our customers; The ability to use tax credit and loss carryforwards; The investment performance of employee benefit plan assets and related actuarial assumptions, which impact future funding requirements; The risk associated with the value of goodwill or other intangible assets and their possible impairment; The timely completion of capital projects within estimates, as well as the recovery of those costs through established mechanisms; Potential business strategies, including acquisitions or dispositions of assets or businesses, which cannot be assured to be completed timely or within budgets (such as the proposed merger with Wisconsin Energy and the pending sales of Integrys Energy Services and Upper Peninsula Power Company); The risks associated with changing commodity prices, particularly natural gas and electricity, and the available sources of fuel, natural gas, and purchased power, including their impact on margins, working capital, and liquidity requirements; Changes in technology, particularly with respect to new, developing, or alternative sources of generation; Unusual weather and other natural phenomena, including related economic, operational, and/or other ancillary effects of any such events; The impact of unplanned facility outages; The financial performance of American Transmission Company and its corresponding contribution to our earnings; The timing and outcome of any audits, disputes, and other proceedings related to taxes; The effectiveness of risk management strategies, the use of financial and derivative instruments, and the related recovery of these costs from customers in rates; The effect of accounting pronouncements issued periodically by standard-setting bodies; and Other factors discussed in reports we file with the United States Securities and Exchange Commission. Except to the extent required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Disclosure of Full Forward-Looking Statements

Company Update – August 2014 Additional Information and Where to Find It integrys Additional Information and Where to Find It In connection with the proposed merger transaction, on August 13, 2014, Wisconsin Energy filed a registration statement with the Securities and Exchange Commission (the “SEC”) on Form S-4 that includes a joint proxy statement of Wisconsin Energy and Integrys and that also constitutes a prospectus of Wisconsin Energy (which registration statement has not been effective). Integrys urges investors and shareholders to read the registration statement and joint proxy statement/prospectus, as well as other documents filed with the SEC, because they will contain important information. Investors and security holders will be able to receive the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, http://www.sec.gov, from Wisconsin Energy at Corporate Secretary, 231 W. Michigan St., P.O. Box 1331, Milwaukee, WI 53201, or from Integrys at Integrys Energy Group, Inc., Investor Relations, 200 East Randolph Street, 23rd Floor, Chicago, IL 60601. Participants in Solicitation This communication is not a solicitation of a proxy from any investor or shareholder. Wisconsin Energy, Integrys and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the respective shareholders of Wisconsin Energy and Integrys in favor of the proposed merger transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Wisconsin Energy and Integrys in connection with the proposed merger transaction will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Wisconsin Energy’s executive officers and directors in its definitive proxy statement for its 2014 Annual Meeting of Stockholders, which was filed with the SEC on March 21, 2014. You can find more information about Integrys’ executive officers and directors in its definitive proxy statement for its 2014 Annual Meeting of Shareholders, which was filed with the SEC on March 27, 2014. You can obtain free copies of these documents from Wisconsin Energy and Integrys using the contact information above. Non-solicitation This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Company Update – August 2014 Non-GAAP Financial Information integrys We prepare financial statements in accordance with accounting principles generally accepted in the United States (GAAP). In addition, we disclose and discuss diluted earnings per share (EPS) – adjusted and adjusted earnings (loss), which are non-GAAP measures. Management uses these measures in its internal performance reporting and for reports to the Board of Directors. We disclose these measures in our quarterly earnings releases, on investor conference calls, and during investor conferences and related events. Management believes that diluted EPS – adjusted and adjusted earnings (loss) are useful measures for providing investors with additional insight into our operating performance. These measures allow investors to better compare our financial results from period to period, as they eliminate the effects of certain items that are not comparable. This additional information is not meant to be considered in isolation or as a substitute for our results of operations prepared and presented in conformance with GAAP. Tax impacts are calculated using the applicable combined federal and state statutory rate modified for any attributable permanent tax effect and/or tax credit. A reconciliation of non-GAAP information to GAAP information is included on the slide where the information appears.